Via Facsimile and U.S. Mail
Mail Stop 6010

July 7, 2006

Mao Peng
Chairman and Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
Suite 1601, Building A, Jinshan Tower
No. 8, Shan Xi Road
Nanjing, Jiangsu
China

Re: **China Biopharmaceuticals Holdings, Inc.**
        Form 10-KSB for the Fiscal Year Ended December 31, 2005
        Filed April 17, 2006
        Form 10-QSB for the Period Ended March 31, 2006
        Filed May 18, 2006
        File Number: 000-09987

Dear Mr. Peng:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Critical Accounting Policies, page 23

(2) Accounts Receivable, page 24

1.   Please revise your discussion here to include a more detailed description of how
      you determine the amount to be included in your allowance for uncollectible
      accounts. Include a rollforward of this allowance, an aging of your accounts
      receivable, and a discussion of your days sales outstanding. Where significant
      adjustments have been made to this allowance related to prior periods, disclose
      the amounts of any such adjustments or state that no such adjustments have been
      made.

Results of Operations – Year Ended December 31, 2005 Compared to Year Ended
December 31, 2004, page 24

2.   Please explain to us why you feel that the inclusion of pro forma information such
      as what you provided is appropriate. While we recognize that the impact of this
      acquisition in the current periods is substantial, your current presentation of the
      impact of that acquisition does not appear appropriate.

Liquidity and Capital Resources, page 28

3.   Please expand your discussion to address the factors that caused your cash flows
      from operations, investing activities, and financing activities to change for the
      periods presented.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note the audit report of Moore Stephens Wurth Frazer and Torbet, LLP
      references the report of another auditor for the financial statements as of
      December 31, 2004. Please file a copy of this audit report as required by Rule 2-
      05 of Regulation S-X along with the consent from that auditor if necessary.

Statements of Shareholders' Equity, page F-4

5.   Please explain to us why you have apparently included both preferred shares and common shares in the same column titles "Number of Shares." Separate presentation appears appropriate given the distinct features of these two types of securities.

Statements of Cash Flows, page F-5

6.   Please explain to us how you determined that the change in restricted cash disclosed here and discussed in note 7 represents an operating activity. Please note that as a general rule, changes in restricted cash is viewed as an investing activity.

Notes to Consolidated Financial Statements, page F-6

Note 2 – Significant Accounting Policies, page F-7

Patent and Development Costs, page F-9

7.   Please explain to us how your policy of not amortizing these costs complies with GAAP. Include any reference to the specific authoritative literature that supports this treatment.

Research and Development Costs, page F-9

8.   Please explain to us how your policy to capitalize research costs for pharmaceutical formulas held for sale complies with SFAS 2. Provide any references to the specific paragraphs within the applicable authoritative literature upon which you relied in determining the appropriateness of this accounting policy.

Revenue and Revenue Recognition, page F-9

9.   Please clarify for us in disclosure type format what these "fixed-price refundable new drug contracts" represent including the services that you perform. Clarify how the progress payments relate to the milestones achieved.

10.   Please revise your current discussion to disclose your revenues by product or major product lines. In particular provide the detail between product sales and services. Refer to paragraph 37 of SFAS 131.

Note 8 – Related Party Transactions, page F-16

Long Term Debt – Related Parties, page F-17

11.   Please clarify for us in disclosure type format what resulted in this debt. It appears that you transferred/sold assets to a related company and agreed to pay that related party the difference between the assets transferred/sold carrying value. Please include to us a discussion of the accounting literature upon which you relied in the determination of this accounting treatment.

Note 9 – Payables, page F-18

Convertible notes payable, page F-18

12.   Please tell us the number of warrants issued in connection with these notes as well as how you accounted for the fair value of the warrants issued.

Note 10 – Minority Interest, page F-19

13.   Please explain to us why the "Minority Interest in Subsidiaries" related to Erye does not appear to reflect the company's ownership percentage. Further explain to us what the apparent payment of $1 million under the caption "Increase in minority interest" included in the financing section of your Statement of Cash Flows represents.

Note 15 – Business Combinations, page F-22

14.   Please provide to us in disclosure type format the amount assigned to each major asset and liability caption for both the Hengyi and Erye acquisitions as required by paragraph 51.e. of SFAS 141. Also tell us why you do not include pro forma financial information in accordance with paragraph 54 of SFAS 141. Finally, you state that the company acquired approximately 76% ownership of Hengyi. Please explain to us why the assets acquired by the company appear to represent 85% of the fair value.

15.   We note that for both the Hengyi and Erye acquisitions, you reevaluated the common stock value and amended the purchase agreement terms. Please explain to us how you determined the amended stock value given the fact that the stock did not begin trading on the Over-the-Counter Board until December 19, 2005 and how this accounting treatment complies with GAAP given that the fair value determined at the point in time of the acquisition is generally not able to be modified based on hindsight after the transaction. Further provide to us a detailed schedule that includes all issuances of common shares and the values assigned to each of those issuances for both annual periods and the interim period through

>March 31, 2006. Include any references to the specific paragraphs within the applicable authoritative literature upon which you relied in arriving at this accounting treatment.

Note 16 – Shareholders' Equity, page F-24

Private placement closed on December 31, 2004 (the "Notes Private Placement"), page F-24

16.   We note that in addition to the promissory notes discussed here you also issued some Series A Preferred shares in June and October 2005 and some common stock in February and March 2006. Each of these issuances included warrants in addition to the previously mentioned securities. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the securities and warrants issued in connection with the private placements should be classified as liabilities. We note that specifically the registration rights appear to create issues associated with this classification under paragraphs 14-18 of EITF 00-19 if the registration statement ceases for any reason to be effective.

Form 10-QSB – March 31, 2006

Notes to Consolidated Financial Statements, page 6

Note 7 – Other Assets, page 14

Long Term Note Receivable, page 15

17.   Please provide to us in disclosure type format a detailed discussion of how you determined that these balances would be collected including the general financial conditions of the counter parties.

Note 8 – Related Parties Transactions, page 15

18.   Please provide us in disclosure type format a discussion of the terms and manner of settlement for all material related party transactions in accordance with SFAS 57. Also tell us what resulted in the new "Long Term Other Receivables – Related Parties" discussed on page 16.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

　　　　You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Jim B. Rosenberg
　　　　　　　　　　　　　　　　　　Senior Assistant Chief
　　　　　　　　　　　　　　　　　　Accountant